Exhibit 97.1

NRX PHARMACEUTICALS, INC.

Compensation Recovery Policy

This Compensation Recovery Policy (this “Policy”) of NRx Pharmaceuticals, Inc. (the “Company”) is hereby adopted as of November 20, 2023, in compliance with Rule 5608 of the Nasdaq Rules. Certain terms used herein shall have the meanings set forth in “Section 3. Definitions” below.

Section 1.Recovery Requirement

Subject to Section 4 of this Policy, in the event the Company is required to prepare an Accounting Restatement, then the Board and Committee hereby direct the Company, to the fullest extent permitted by governing law, to recover from each Executive Officer the amount, if any, of Erroneously Awarded Compensation received by such Executive Officer, with such recovery occurring reasonably promptly after the Restatement Date relating to such Accounting Restatement.

The Board or the Committee may effect recovery in any manner consistent with applicable law including, but not limited to, (a) seeking reimbursement of all or part of Erroneously Awarded Compensation previously received by an Executive Officer, together with any expenses reasonably incurred as described below in connection with the recovery of such Erroneously Awarded Compensation, (b) cancelling prior grants of Incentive-Based Compensation, whether vested or unvested, restricted or deferred, or paid or unpaid, and through the forfeiture of previously vested equity awards, (c) cancelling or setting-off against planned future grants of Incentive-Based Compensation, (d) deducting all or any portion of such Erroneously Awarded Compensation from any other remuneration payable by the Company to such Executive Officer, and (e) any other method authorized by applicable law or contract.

To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

The Company’s right to recovery pursuant to this Policy is not dependent on if or when the Accounting Restatement is filed with the SEC.

Section 2.Incentive-Based Compensation Subject to this Policy

This Policy applies to all Incentive-Based Compensation received by each Executive Officer on or after the Effective Date:

(i)if such Incentive-Based Compensation was received on and after the date such person became an Executive Officer of the Company;

(ii)if such Executive Officer served as an Executive Officer at any time during the performance period for such Incentive-Based Compensation;

(iii)while the Company has a class of securities listed on a national securities exchange or a national securities association; and

(iv)during the three completed fiscal years immediately preceding the date that the Company is required to prepare an Accounting Restatement (including any transition period that results from a change in the Company’s fiscal year that is within or immediately following those three completed fiscal years; provided that a transition period of nine to 12 months is deemed to be a completed fiscal year).

This Policy shall apply and govern Incentive-Based Compensation received by any Executive Officer, notwithstanding any contrary or supplemental term or condition in any document, plan or agreement including, without limitation, any employment contract, indemnification agreement, equity or bonus agreement, or equity or bonus plan document. This Policy shall also apply to any bonus, incentive or equity compensation paid or granted to any employee, independent contractor or outside director of the Company who is not an Executive Officer to the extent that (x) the applicable plan document or award agreement relating to such bonus, incentive or equity compensation provides that this Policy may or will apply and (y) the Board or the Committee, in its sole discretion, determines that it is appropriate for this Policy to apply to such persons.

Section 3.Definitions:

For purposes of this Policy, the following terms have the meanings set forth below:

•

“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error (i) in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as a “Big R” restatement), or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as a “little r” restatement).

•	“Board” means the Board of Directors of the Company.
•	“Committee” means the Compensation Committee of the Board.
•	“Effective Date” means October 2, 2023.
•

“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received by the Executive Officer had it been determined based on the restated amounts in the Accounting Restatement (computed without regard to any taxes paid). For Incentive-Based Compensation based on stock price or total shareholder return (“TSR”), where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement, the Company shall: (i) base the calculation of the amount on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation received was based; and (ii) retain documentation of the determination of that reasonable estimate and provide such documentation to The Nasdaq Stock Market LLC (“Nasdaq”) or, if a class of securities of the Company is no longer listed on Nasdaq, such other national securities exchange or national securities association on which a class of the Company’s securities is then listed for trading.

•

“Executive Officer” means the Company’s current and former executive officers, as determined by the Board or the Committee in accordance with the definition of executive officer set forth in Rule 5608(d) of the Nasdaq Rules.

•

“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and TSR are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in any of the Company’s filings with the SEC.

•

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure (including, without limitation, any cash bonuses, performance awards, restricted stock awards or restricted stock unit awards that are granted, earned or vest based on achievement of a Financial Reporting Measure). The following do not constitute Incentive-Based Compensation for purposes of this Policy: (a) equity awards for which (1) the grant is not contingent upon achieving any Financial Reporting Measure performance goals and (2) vesting is contingent solely upon completion of a specified employment period and/or attaining one or more nonfinancial reporting measures, and (b) bonus awards that are discretionary or based on subjective goals or goals unrelated to Financial Reporting Measures.

•	“Nasdaq Rules” means the listing rules of The Nasdaq Stock Market LLC.
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“received”: An Executive Officer shall be deemed to have “received” Incentive-Based Compensation in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that fiscal period.

•

“Restatement Date” means the earlier to occur of (i) the date the Board or the Committee (or an officer or officers of the Company authorized to take such action if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement and (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

•	“SEC” means the U.S. Securities and Exchange Commission.

Section 4.Exceptions to Recovery

Notwithstanding the foregoing, the Company is not required to recover Erroneously Awarded Compensation to the extent that the Committee, or in the absence of such committee, a majority of the independent directors serving on the Board has made a determination that recovery would be impracticable and that:

(i)

after the Company has made a reasonable attempt to recover such Erroneously Awarded Compensation (which has been documented and such documentation has been provided to Nasdaq), the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered;

(ii)

recovery would violate one or more laws of the home country that were adopted prior to November 28, 2022 (which determination shall be made after the Company obtains an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in a such a violation, and a copy of such opinion is provided to Nasdaq);

(iii)

recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company and its subsidiaries, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder; or

(iv)	any other exception permitted under Rule 5608(b)(1)(iv) of the Nasdaq Rules.

Section 5.Right to Adjust Unvested Incentive-Based Compensation

If the Board or the Committee, in its sole discretion, determines that the performance metrics of outstanding but unvested Incentive-Based Compensation were established using Financial Reporting Measures that were impacted by the Accounting Restatement, the Board or the Committee, in its sole discretion, may adjust such Financial Reporting Measures or modify such Incentive-Based Compensation, in such manner as the Board or the Committee determines, in its sole discretion, to be appropriate.1

Section 6.Additional Actions in Case of Misconduct

If the Board or the Committee learns of any misconduct by an Executive Officer that contributed to the Company’s having to restate its financial statements, it shall take, or direct the Company to take, such action as it deems reasonably necessary to remedy the misconduct, prevent its recurrence and, if appropriate, based on all relevant facts and circumstances, take remedial action against the wrongdoer. In determining whether remedial action is appropriate, the Board or the Committee shall take into account such factors as it deems relevant, including whether the misconduct reflected negligence, recklessness or intentional wrongdoing. Remedial action may include dismissal and initiating legal action against the Executive Officer, termination of employment, and/or forfeiture of existing awards, including, without limitation, awards that do not constitute Incentive-Based Compensation, or clawback of prior amounts paid or shares vested.

In determining what action to take or to require the Company to take, the Board and the Committee may consider, among other things, penalties or punishments imposed by third parties, such as law enforcement agencies, regulators or other authorities, the impact upon the Company in any related proceeding or investigation of taking remedial action against an Executive Officer, and the cost and likely outcome of taking remedial action. The Board’s and the Committee’s power to determine the appropriate remedial action is in addition to, and not in replacement of, remedies imposed by such authorities.

Section 7.No Right to Indemnification or Insurance

The Company shall not indemnify any Executive Officer against the loss of Erroneously Awarded Compensation or losses arising from any claims relating to the Company’s enforcement of this Policy. In addition, the Company shall not pay, or reimburse any Executive Officer for, any premiums for a third- party insurance policy purchased by the Executive Officer or any other party that would fund any of the Executive Officer’s potential recovery obligations under this Policy.

Section 8.Plan Documents and Award Agreements

The Board further directs the Company to include clawback language in each of the Company’s incentive compensation plans and any award agreements such that each individual who receives Incentive-Based Compensation under those plans understands and agrees that all or any portion of such Incentive-Based Compensation may be subject to recovery by the Company, and such individual may be required to repay all or any portion of such Incentive-Based Compensation, if (i) recovery of such Incentive-Based Compensation is required by this Policy, (ii) such Incentive-Based Compensation is determined to be based on materially inaccurate financial and/or performance information (which includes, but is not limited to, statements of earnings, revenues or gains), or (iii) repayment of such Incentive-Based Compensation is required by applicable federal or state securities laws.

Section 9.Interpretation and Amendment of this Policy

The Board or the Committee, in its discretion, shall have the sole authority to interpret and make any determinations regarding this Policy. Any interpretation, determination, or other action made or taken by the Committee (or, if applicable, the Board) shall be final, binding, and conclusive on all interested parties. The determination of the Committee (or, if applicable, the Board) need not be uniform with respect to one or more officers of the Company. The Board or the Committee may amend this Policy from time to time in its discretion and shall amend the Policy to comply with any rules or standards adopted by Nasdaq or any national securities exchange on which the Company’s securities are then listed.

Section 10.Filing Requirement

The Company shall file this Policy as an exhibit to its Annual Report on Form 10-K and make such other disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including the disclosure required by applicable SEC rules and regulations.

Section 11.Other Recoupment Rights

The Company intends that this Policy will be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other remedies available to the Company under applicable law. Without by implication limiting the foregoing, following a restatement of the Company’s financial statements, the Company also shall be entitled to recover any compensation received by the Chief Executive Officer and Chief Financial Officer that is required to be recovered by Section 304 of the Sarbanes-Oxley Act of 2002.

Section 12.Successors

This Policy shall be binding and enforceable against all Executive Officers and their respective beneficiaries, heirs, executors, administrators or other legal representatives.